HomeBanc Corp.

Earnings Conference Call
For the Three and Six Months Ended
June 30, 2006





SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made or incorporated by reference in this presentation may constitute "forward-looking statements" within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include statements regarding the Company's guidance on estimated and targeted REIT taxable income, GAAP earnings, volume and portfolio size and duration in future periods, total industry mortgage originations for 2006, stability and growth of future dividends, and growth in the Company's portfolio of retained mortgage loans; expectations of the Company's ability to achieve improved funding costs, efficiencies and increase leverage for our portfolio; and the Company's ability to execute its Phase II strategy. Such forward-looking statements are based on information presently available to the Company's management and are subject to various risks and uncertainties, including, without limitation, risks of changes in interest rates and the yield curve on our mortgage loan production, our product mix, our interest sensitive assets and liabilities and our net interest margin, unanticipated changes in our Florida market for mortgage loans or the deterioration of economic and real estate market conditions in Florida generally, risks associated with expansion of our business including expansion into new geographic markets, introduction of new mortgage loan products and growth through acquisitions; mortgage loan prepayment assumptions and estimated lives of loans and the estimates used to value our mortgage servicing rights; interest rate risks and credit risks of customers; loan loss experience and the rate of loan charge-offs; risks inherent in originating mortgage loans; loss experience arising from alleged breaches of representations and warranties provided to buyers of mortgage loans sold; risks related to the Company's execution of its Phase II business strategy and its ability to meet the requirements for operation as a REIT; the failure of assumptions underlying the establishment of reserves for loan and contingency losses and other estimates including estimates about loan prepayment rates, and the estimates and assumptions utilized in the Company's hedging strategy; the execution of the Company's Phase II strategy objectives; risks of maintaining securities held available for sale whose value must be marked to market in our periodic financial statements; risks in our ability to retain experienced loan officers; risks inherent in the application of the Company's accounting policies as described in the footnotes to financial statements included in our filings with the SEC; pricing pressures that would negatively impact gain on sale relative to the amount of loans sold and the other risks described in the Company's SEC reports and filings, including, without limitation, under the captions "Special Cautionary Notice Regarding Forward-Looking Statements" and "Risk Factors." You should not place undue reliance on forward-looking statements, since the statements speak only as of the date that they are made. The Company has no obligation and does not undertake to publicly update, revise or correct any of the forward-looking statements after the date of this press release, or after the respective dates on which such statements otherwise are made, whether as a result of new information, future events or otherwise.

This slide presentation should be viewed in conjunction with the Company's press release dated as of August 7, 2006 reporting 2006 second quarter results and the Company's financial statements and the footnotes thereto filed with the SEC including, without limitation, the financial statements and footnotes set forth in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2006, which will be filed with the SEC by August 9, 2006.

2

HOMEBANC CORP.

HomeBanc Participants

- Patrick Flood – Chairman and CEO
- Kevin Race – President, COO and CFO
- Carol Knies – VP, Investor Relations

HOMEBANC CORP.

Q2 EARNINGS CALL

HomeBanc's Strategy



MORTGAGE CORPORATION
support the dream of home ownership
Our Mission
To enrich and fulfill lives by serving each other, our customers, communities and shareholders… as we support the dream of home ownership.



- Profitability
- Purchase
- Product
- Process
- People



Our Vision
To become America's most admired company

Associate Satisfaction + Customer Satisfaction + Market Share = Financial Performance

HOMEBANC CORP.

Highlights for Q2 2006

- **Estimated REIT taxable income available to holders of common stock[1] of $15.7 million, or $0.28 per share, for the three months ended June 30, 2006, an increase of 16% over the same period of 2005**

- **GAAP consolidated net income attributable to holders of common stock of $1.6 million for the three months ended June 30, 2006, or $0.03 per diluted share, compared to a net loss of $3.6 million, or $(0.06) per diluted share, for the same period of 2005; the total dollar and per share amounts give effect to distribution of preferred dividends**

- **REIT portfolio assets of mortgage loans held for investment (net) and securities held to maturity and available for sale of $6.1 billion as of June 30, 2006, representing a 2% increase over March 31, 2006**

- **Mortgage loan origination volume of $1.45 billion for the three months ended June 30, 2006**

- **New loan application volume of $1.62 billion for the three months ended June 30, 2006**

(1)   Estimated REIT taxable income available to holders of common stock is a non-GAAP financial measure. We define estimated REIT taxable income to be REIT earnings calculated under the Internal Revenue Code of 1986 for purposes of the REIT distribution requirement, less dividends applicable to preferred stock. A REIT is required to distribute at least 90% of its REIT taxable income, which, in general, includes all dividends received from our taxable REIT subsidiary. The most comparable GAAP measure is net income attributable to holders of common stock, and REIT taxable income should not be relied upon in lieu of GAAP earnings or any other GAAP financial measure. Federal tax laws calculate REIT taxable income in a manner that, in certain respects, differs from the calculation of consolidated GAAP earnings. Management believes that estimated REIT taxable income available to holders of common stock is an additional meaningful measure of the Company's operating performance. The Company uses estimated REIT taxable income available to holders of common stock as the basis for establishing the amount of dividends payable to holders of the Company's common stock. A reconciliation of estimated REIT taxable income attributable to holders of common stock' equity is provided at the end of this presentation.

HOMEBANC CORP.

Q2 2006 Performance

	Guidance	Actual
Estimated REIT Taxable Income Available Per Share to Holders of Common Stock	$0.25 to $0.27	$0.28
Consolidated GAAP Earnings Per Diluted Share	$0.01 to $0.03	$0.03
Loan Origination Volume	$1.4 to $1.6 B	$1.45 B
REIT Portfolio Assets	$6.3 to $6.5 B	$6.07 B

HOMEBANC CORP.

Performance Since IPO
Phase I

GAAP / TAX Difference Declines

$ in millions



$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
($5.0)
($10.0)
($15.0)
($20.0)
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
GAAP (loss) income
Est. REIT taxable income attributable to holders of common stock
REIT Portfolio (in billions)

$ per share



$0.50
$0.30
$0.10
($0.10)
($0.30)
($0.50)
($0.70)
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
GAAP (loss) income per share
Est. REIT taxable income attributable to holders of common stock

Purchase
Loan Origination Statistics

($ in billions)	FY 2005	FY 2006E	% Change
MBA Total Industry Originations[1]	$2,912	$2,379	(18)%
HomeBanc Mortgage Corporation Originations	$6.4	$5.2 - $5.4	(19)% - (16)%

Total Originations



[1] Mortgage Bankers Association Mortgage Finance Long-Term Forecast as of July 12, 2006

Q2 EARNINGS CALL

Industry Overview

Florida Existing Home Sales - June 2005 vs. June 2006

Florida unemployment was 3.3% in June 2006 vs. US 4.7%



Jacksonville -1%
Tampa - 37%
Orlando -18%
Palm Beach - 40%
Sarasota - 43%
Ft. Lauderdale - 32%
Naples - 48%
Miami Dade - 32%

Source: Florida Association of Realtors (FAR), June 2006

HOMEBANC CORP.

9

HomeBanc Market Overview
June 2005 vs. June 2006



	Three Months Ended 6/30/05	Three Months Ended 6/30/06	% Change
Florida	$924	$665	(28)%
Georgia	$776	$667	(14)%
North Carolina	$93	$115	24%

10

HOMEBANC CORP.

Phase II Growth Plan

- People – increase sales force 40% over 3 years
    - 150 Professional Sales Development ("PSD") candidates in 2005
    - 250 PSD candidates in 2006
    - Reduce sales associate turnover from 40% to 30%
    - Strategically position PSD graduates in growing markets
- Grow SMA volume / reduce cost to acquire
    - Flat cost in 2006 / improved share by 20%
    - Add new accounts in 2007
    - Lower cost to acquire by 20% - 2006 / 2007
- Introduce customer retention / direct channel
    - High customer satisfaction rate
    - Servicing portfolio growth
    - 2 – 4% production growth per year

HOMEBANC CORP.

Phase II Growth Plan - Adjusted

- New products
- Accelerate new market openings
- Acquisitions

HOMEBANC CORP.

Phase II Efficiency

	2005	YTD June 2006 Annualized	2007 Target
Total expenses as a % of average assets	2.85%	2.14%	1.4% - 1.5%
% Improvement		25%	32%

HOMEBANC CORP.

Keys to Success:
HMB Operating Model

- **Originations**
  - Retail model
  - Strategic Marketing Alliances

- **Credit**
  - Focus on prime quality
  - Risk management discipline

- **Margin / Portfolio**
  - Pricing discipline (GOS & NIM)
  - Funding / securitization
  - Interest rate risk management

HOMEBANC CORP.

Q2 EARNINGS CALL

Profitability
Highlights

- **Estimated REIT taxable income available to holders of common stock of $15.7 million, or $0.28 per share, for the three months ended June 30, 2006, compared to $13.5 million, or $0.24 per share, for the same period of 2005**
- **Declared dividend of $0.26 per share to be paid on August 14**
- **GAAP consolidated net income attributable to holders of common stock of $1.6 million, or $0.03 per diluted share, for the three months ended June 30, 2006, compared to a consolidated net loss of $3.6 million, or $(0.06) per diluted share, for the three months ended June 30, 2005; the dollar and per share amounts give effect to the distribution of preferred dividends**
- **Total consolidated revenues increased 19%, to $33.5 million, for the three months ended June 30, 2006, compared to $28.2 million for the three months ended June 30, 2005**
- **Net interest income after provision for loan losses of $19.9 million for the three months ended June 30, 2006, an increase of $4.3 million from $15.5 million for the three months ended June 30, 2005**
- **Net gain on sale of mortgage loans during the period was $11.2 million, or 77 basis points, based on loans sold of $1.5 billion**

HOMEBANC CORP.

Profitability
Highlights

- **Total expenses decreased 12% from $38.2 million to $33.7 million for the quarter ended June 30, 2006, as compared to the quarter ended March 31, 2006**

- **Total expenses for the second quarter as a percent of average assets decreased to .49% in 2006 from .73% in 2005**

- **REIT portfolio assets at June 30, 2006 of $6.1 billion, up from $4.4 billion at June 30, 2005, an increase of 39%**

- **Total shareholders' equity increased $76 million, or 24%, to $393 million at June 30, 2006 from $317 million at December 31, 2005**

- **Tangible book value[1] increased to $353 million at June 30, 2006 from $277 million at December 31, 2005**

- **Issued $82 million of trust preferred securities in the quarter**

- **Loan servicing portfolio increased 3% to $6.9 billion at June 30, 2006 from $6.7 billion at March 31, 2006**

- **Accumulated other comprehensive income increased 27% to $78.6 million at June 30, 2006 from $61.7 million at March 31, 2006 due to the increased value of hedging instruments**

[1] Tangible book value is calculated by reducing total shareholders' equity by the amount of goodwill for the periods described.

HOMEBANC CORP.

Profitability
Net Interest Margin

($ in thousands)	Average Balance	Revenue/ Expense	Estimated Annualized Rate/Yield
Three months ended June 30, 2006			
Mortgage loans	$5,604,744	$ 87,004	6.23%
Mortgage-backed securities	836,616	10,771	5.16
Borrowings to finance mortgage loans	5,544,198	(77,450)	(5.60)
Mortgage-backed security repurchase agreements	743,866	(8,632)	(4.65)
Impact of derivative financial instruments		9,670	0.62
Net Interest Margin		**$ 21,363**	**1.33%**
Three months ended June 30, 2005			
Mortgage loans	$4,320,214	$ 56,852	5.26%
Borrowings to finance mortgage loans	4,204,409	(37,944)	(3.61)
Impact of derivative financial instruments		(2,687)	(0.26)
Net Interest Margin		**$ 16,221**	**1.50%**

HOMEBANC CORP.

Profitability

Gap Based on Interest Rate Resets

As of June 2006

	Avg. Months to Interest Rate Reset
Portfolio[1]	**27.6 months**
Debt	**(0.9) months**
Interest Reset Gap Unadjusted	**26.7 months**
Effect of Derivative Financial Instruments[2]	**(26.3) months**
Net Interest Rate Reset Gap[3]	**0.4 months**

(1) Loan prepayments are estimated at 24% annualized Constant Prepayment Rate ("CPR") at June 30, 2006. Includes an estimate of the effective duration for mortgage backed securities ("MBS") and mortgage servicing rights ("MSRs") measured by modeling +/- 50 basis point parallel shifts of the yield curve(s).

(2) Derivative financial instruments consist of interest rate swaps based on contractual maturities, and interest rate options based on effective duration measured over a 100 basis point increase in rates.

(3) Net difference in number of months to interest rate reset on mortgage assets versus the corresponding changes on debt and derivative financial instruments.

➢ Positive net interest rate reset gap reflects later reset of assets than corresponding debt, including effect of hedges.

18

HOMEBANC CORP.

Profitability
Q3 2006 Guidance (Estimated)

- **Volume**
  - Full year production volume of $5.2 to $5.4 billion
  - Estimated HBMC (TRS) Q3 2006 total loan volume of $1.3 to $1.4 billion
- **Portfolio**
  - Estimated total REIT portfolio assets at September 30, 2006 of $6.5 to $6.7 billion
- **Estimated REIT taxable income available to holders of common stock**
  - Estimated REIT taxable income available to holders of common stock per share of $0.22 to $0.25
  - Expect to pay dividend of $0.26 per share
- **GAAP earnings**
  - Consolidated GAAP net income (loss) attributable to holders of common stock of $0.00 to $(0.04) per diluted share

Profitability
Phase II Scorecard

Area of Focus	Target	Metric	Q2 2006 Performance
Origination Volume	10% growth over next 3 years	Q2 Guidance $1.4 to $1.6 B	$1.45 B
Efficiency	10% productivity improvement	Improved expense ratios on volume and average assets	Q2 expenses as % of average assets decreased to .49% from .73% in Q2 2005
Investment Activity	Selective in retaining vs. selling; optimize leverage	Portfolio Q2 Guidance $6.3 to $6.5 B	Portfolio of $6.1 B
Returns	Stabilize dividends per share; improve GAAP earnings	Q2 est. REIT taxable income available to holders of common stock guidance of $0.25 to $0.27 per share; GAAP earnings of $0.01 to $0.03 per diluted share	Dividend declared of $0.26 per share; GAAP earnings of $0.03 per diluted share
Capital	Opportunistic; preserve book value	Efficiently use markets to issue common or preferred stock or trust preferred securities; grow GAAP earnings	$80 million Trust Preferred securities offering in Jun. '06

HOMEBANC CORP.

Profitability

Dividend Reinvestment & Stock Purchase Plan

- **We offer a Dividend Reinvestment and Stock Purchase Plan**
- **Computershare is the plan administrator**
- **For information on the plan and enrollment materials, contact Computershare at 800-697-8199 or visit www.computershare.com**



Non-GAAP Reconciliation
Estimated REIT Taxable Income Available to Holders of Common Stock[1]

($s in thousands)	Three Months Ended June 30, 2006	Six Months Ended June 30, 2006
(Loss) income before income taxes	$ (256)	$ 34
Income tax benefit	(3,126)	(3,822)
Net income	2,870	3,856
Preferred stock dividend	(1,250)	(1,986)
Cumulative effect of change in accounting principle	----	270
Net income attributable to holders of common stock	1,620	2,140
Tax benefit	(3,126)	(3,822)
Book/tax differences [2]	(9,522)	(7,550)
Taxable loss of REIT subsidiaries	26,730	45,371
Estimated REIT taxable income available to holders of common stock	$ 15,702	$36,139

(1) We define estimated REIT taxable income available to holders of common stock to be estimated REIT taxable income available to holders of common stock calculated under the Internal Revenue Code of 1986 for purposes of the REIT distribution requirement, less dividends applicable to preferred stock. A REIT is required to distribute at least 90% of REIT taxable income, which, in general, includes all dividends received from taxable REIT subsidiaries (TRSs) (generally, calculated without regard to the dividends paid deduction for distributions paid to REIT shareholders, and earnings retained by TRSs), plus 90% of net after-tax income from foreclosure property. Estimated REIT taxable income available to holders of common stock is a non-GAAP financial measure. Because of the REIT tax requirements on distributions, management believes that estimated REIT taxable income attributable to holders of common stock is an additional meaningful measure to evaluate our operating performance. The most comparable GAAP measure is net income attributable to holders of common stock. Estimated REIT taxable income available to holders of common stock should not be considered as a substitute for any measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other companies. HomeBanc uses estimated REIT taxable income available to holders of common stock as a basis for establishing the amount of dividends payable to holders of its common stock.

(2) Consists of various transactions and balances that are treated differently for GAAP and income tax purposes, including both permanent and temporary differences. Common differences include intercompany gains or losses on sale of loans from our taxable REIT subsidiary to HomeBanc Corp., which are excluded from income under SFAS No. 65, as amended, but are included in income for income tax purposes; the amortization of these intercompany gains or losses; and the creation of mortgage servicing rights, which give rise to income under SFAS No. 140 but are excluded from income for income tax purposes.

HOMEBANC CORP.

As a Reminder….

- An audio recording of this conference call will be available through August 15, 2006. To listen to the recording, please dial 800-642-1687. The conference ID code is 2786112.

- An audio recording and a copy of this slide presentation will be available on the HomeBanc website within two hours at www.homebanc.com.